UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SMARTCHASE CORP.
(Name of Issuer)

common stock
(Title of Class of Securities)

83178P106
(CUSIP Number)

THOMAS L. JONES

11265 de la Topaze
Mirabel, Quebec
CANADA J7N 0K5
(514) 290-8863
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240-13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No………………..83178P106

1.	Name(s) of Reporting Persons: NORTHERN COAST FINANCIAL INC.
I.R.S. Identification Nos. of above persons: N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)
X (b)

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) N/A

6.	Citizenship or Place of Organization: Canada

Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power: 17,500,000 common shares (1)

8.	Shared Voting Power: 0

9.	Sole Dispositive Power: 17,500,000 common shares (1)

10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
17,500,000 common shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 51.56% (based on 33,942,563 common shares outstanding at March 16, 2016). (1)

14.	Type of Reporting Person: CO

(1) The Reporting Persons also own convertible debentures of the Issuer in the aggregate amount of $250,000. The debentures have a term of eighteen (18) months from December 31, 2015 (the "Maturity Date"), bear interest at a rate of 14% per annum, payable on the Maturity Date, shall be converted into common shares of the Corporation ("Debenture Shares") at the following conversion prices: $0.07 per share within six (6) months of issuance, $0.10 per share between six (6) to twelve (12) months, and $0.15 per share between twelve (12) to eighteen (18) months.

CUSIP No………………..83178P106

1.	Name(s) of Reporting Persons: Thomas L. Jones
I.R.S. Identification Nos. of above persons: N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)
X (b)

3.	SEC Use Only

4.	Source of Funds: N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) N/A

6.	Citizenship or Place of Organization: Canada

Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power: 0

8.	Shared Voting Power: 17,500,000 common shares (1)

9.	Sole Dispositive Power: 0

10.	Shared Dispositive Power: 17,500,000 common shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
17,500,000 common shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 51.56% (based on 33,942,563 common shares outstanding at March 16, 2016). (1)

14.	Type of Reporting Person: IN

(1) The Reporting Persons also own convertible debentures of the Issuer in the aggregate amount of $250,000. The debentures have a term of eighteen (18) months from December 31, 2015 (the "Maturity Date"), bear interest at a rate of 14% per annum, payable on the Maturity Date, shall be converted into common shares of the Corporation ("Debenture Shares") at the following conversion prices: $0.07 per share within six (6) months of issuance, $0.10 per share between six (6) to twelve (12) months, and $0.15 per share between twelve (12) to eighteen (18) months.

Item 1.       Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of SmartChase Corp., a Nevada corporation (the "Company").  The Company's principal executive offices are located at 343 Preston Street, Ottawa, ON, K1S 1N4.

Item 2.       Identity and Background

Northern Coast Financial Inc. ("Northern Coast") is a corporation organized under the laws of Ontario, Canada.  The Reporting Corporation's principal business is investor-driven asset management. The principal business address of Northern Coast Financial Inc. is 343 Preston St., 11th Floor, Ottawa, ON K1S 1N4.

Thomas L. Jones, a Canadian citizen, is the President & Chief Executive Officer of Northern Coast.  Mr. Jones is also the Chief Executive Officer and a member of the Board of Directors of the Issuer.  Mr. Jones' residence or business address is 11265 de la Topaze, Mirabel, Quebec J7N 0K5.

Each of the foregoing may be referred to individually in this information statement as a "Reporting Person", and collectively as the "Reporting Persons".

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Persons have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration

On March 16, 2016, the Reporting Persons acquired 17,500,000 common shares that are the subject of this Schedule 13D in a private transaction for $5,000.00.  The shares were purchased with Northern Coast's own working capital.

On December 31, 2015, the Reporting Persons purchased from the Issuer, in a private transaction, convertible debentures in the aggregate amount of $250,000.  The debentures have a term of eighteen (18) months from December 31, 2015 (the "Maturity Date"), bear interest at a rate of 14% per annum, payable on the Maturity Date, shall be converted into common shares of the Corporation ("Debenture Shares") at the following conversion prices: $0.07 per share within six (6) months of issuance, $0.10 per share between six (6) to twelve (12) months, and $0.15 per share between twelve (12) to eighteen (18) months.  This purchase was made with Northern Coast's own working capital.

Item 4.       Purpose of Transaction

The securities beneficially owned by the Reporting Persons were acquired for investment purposes only. The Reporting Persons may, in the future, exercise the convertible debentures held by them.

Item 5.       Interest in Securities of the Issuer

(a)
The Reporting Persons own 17,500,000 common shares of the Issuer's common stock, representing 51.56% of the Issuer's total issued and outstanding shares and convertible debentures (collectively "the portfolio securities") in the aggregate amount of $250,000 which have a term of eighteen (18) months from December 31, 2015 (the "Maturity Date"), bear interest at a rate of 14% per annum, payable on the Maturity Date, shall be converted into common shares of the Corporation ("Debenture Shares") at the following conversion prices: $0.07 per share within six (6) months of issuance, $0.10 per share between six (6) to twelve (12) months, and $0.15 per share between twelve (12) to eighteen (18) months. Northern Coast exercises sole voting and dispositive power with respect to all such securities.  Thomas L. Jones, the President and Chief Executive Officer of Northern Coast, jointly shares the voting and dispositive authority over the securities and therefore may also be deemed to possess beneficial ownership, voting power and investment power with respect to all portfolio securities owned by the Reporting Corporation, including the securities which are the subject of this Schedule 13D.

(b)	See Item 5 (a) above.

(c)	The information required by this Item 5(c) is provided in Item 3 of this information statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

 None.

Item 7.       Material to be filed as Exhibits

 None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTHERN COAST FINANCIAL INC.
By:	/s/ THOMAS L. JONES
Thomas L. Jones

By:	/s/ THOMAS L. JONES
Thomas L. Jones

Dated:         March 23, 2016.